                                                               [ LOGO ] CELANESE


INVESTOR INFORMATION            CELANESE AG                 Frankfurter Str. 111
                                Investor Relations          61476 Kronberg/Ts.
                                                            Germany

April 29, 2002

FIRST-QUARTER 2002 REPORT


o BETTER THAN EXPECTED MARKET CONDITIONS COMBINED WITH COST REDUCTIONS CONTRIBUTED TO HIGHER THAN ANTICIPATED RESULTS

o NET SALES DECLINED YEAR ON YEAR BY 11% TO(EURO)1.2 BILLION; UP 4% VERSUS FOURTH QUARTER

o EBITDA EXCLUDING SPECIAL CHARGES DECREASED YEAR ON YEAR BY 14%; INCREASED 74% VERSUS FOURTH QUARTER

o    COMPARABLE EPS DECLINED TO(EURO)0.52 FROM(EURO)0.92 A YEAR EARLIER


DEAR SHAREHOLDER,

     During the first quarter, our performance exceeded our expectations as we have seen some improvements in a difficult market environment and achieved productivity gains as planned. Compared to the very weak fourth quarter of 2001, sales volumes improved in most of our businesses as a result of industry restocking and higher demand. In addition, we realized cost savings from our restructuring and Six Sigma initiatives. Compared to the fourth quarter of 2001, EBITDA excluding special charges increased by 74%.

     Although we have seen improvements in many of our markets since year end, our results in the first quarter of 2002 were lower than those of the comparable quarter in 2001. Net sales declined by 11%, reflecting lower pricing mainly in our chemical segments Acetyl Products and Chemical Intermediates.

PAGE: 2 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


Volumes increased in both chemical segments and decreased in the Acetate Products and Technical Polymers Ticona segments.

     Earnings from continuing operations for the first quarter of 2002 were
(euro)26 million or (euro)0.52 per share, which was unchanged from the same period last year. Earnings per share from continuing operations excluding special charges and adjusted for intangible amortization were (euro)0.52 versus
(euro)0.92 for the comparable period of 2001.

     EBITDA excluding special charges decreased by 14% from that of the comparable quarter last year, which included a compensation payment from a supplier. In the first quarter of 2002, the cost of natural gas and other raw materials declined significantly from historical highs last year, but pricing for most Acetyl products also fell substantially amid reduced demand and market over-supply. Ticona's results continue to be affected by the major downturn in the telecommunications industry that began in the second quarter of last year.

     In the first quarter, we continued to focus on improving profitability and reducing costs in a number of areas. We progressed with the implementation of our Forward restructuring initiative. In addition, teams of Celanese employees across the company are working on a growing number of projects based on Six Sigma, a powerful business improvement tool.

     We also have taken steps to optimize our business portfolio and to grow into new markets. In March, we signed a letter of intent to form a 50/50 joint venture that would combine our European oxo products business with that of Degussa AG. This venture is expected to improve the performance of this challenged business. We also signed an agreement to establish a European joint venture with Hatco Corporation to produce neo-polyol esters, products used in synthetic lubricants, a growing market that serves the automotive, aviation and refrigeration markets.

BASIS OF PRESENTATION

     EFFECTIVE JANUARY 1, 2002, CELANESE ADOPTED STATEMENT OF FINANCIAL ACCOUNTING STANDARDS ("SFAS") NO. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", AND CEASED AMORTIZATION OF GOODWILL AND INTANGIBLES WITHOUT FINITE LIVES. THE RELATED CHARGES IN THE FIRST QUARTER OF 2001 WERE A NET EXPENSE OF (EURO)18 MILLION IN SELLING, GENERAL AND ADMINISTRATIVE EXPENSE AND A (EURO)2 MILLION EXPENSE IN EQUITY IN NET EARNINGS OF AFFILIATES. ADDITIONALLY, THE STANDARD REQUIRES THAT ALL NEGATIVE GOODWILL ON THE BALANCE SHEET BE WRITTEN-OFF IMMEDIATELY AND CLASSIFIED AS A CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE ON THE CONSOLIDATED STATEMENT OF OPERATIONS. AS A RESULT, INCOME OF
(EURO)10 MILLION WAS RECORDED IN THE FIRST QUARTER OF 2002. CELANESE IS CURRENTLY EVALUATING THE TRANSITIONAL GOODWILL IMPAIRMENT TEST PROVISION OF SFAS NO. 142.

PAGE: 3 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


FINANCIAL HIGHLIGHTS
                                                                                                     CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001        IN %
=============================================================================================================
Net sales                                                                1,182         1,331          -11
EBITDA excluding special charges(1)                                        115           134          -14
EBITDA MARGIN(2)                                                           9.7%         10.1%
Special charges, net                                                         0            (1)        -100
Depreciation & amortization expense(3)                                      80           101          -21
Operating profit(3)                                                         35            32            9
Earnings before taxes(3)                                                    38            32           19
Earnings from continuing operations(3)                                      26            26            0
Net earnings adjusted for intangible amortization(3)                        36            46          -22

Capital expenditures                                                        49            37           32
-----------------------------------------------------------------------------------------------

EARNINGS PER SHARE (EPS IN (EURO))(4):
  EPS from continuing operations                                          0.52          0.52            0
  ADJUSTMENTS TO EPS:
    SPECIAL CHARGES, NET OF TAX(5)                                        0.00          0.01
    INTANGIBLE AMORTIZATION(3)                                                          0.39
-----------------------------------------------------------------------------------------------
  EPS FROM CONTINUING OPERATIONS EXCLUDING SPECIAL
    CHARGES AND ADJUSTED FOR INTANGIBLE AMORTIZATION                      0.52          0.92          -43

Average shares outstanding (thousands)                                  50,335        50,326            0
-----------------------------------------------------------------------------------------------

                                                                         MAR 31        DEC 31
IN (EURO)MILLIONS                                                          2002          2001
-----------------------------------------------------------------------------------------------
Trade working capital(6)                                                   739           687            8
Total financial debt(7,9)                                                  913           880            4
Net financial debt(8,9)                                                    873           832            5
Shareholders' equity                                                     2,265         2,210            2
Total assets                                                             6,953         7,064           -2
=============================================================================================================

(1) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION EXCLUDING SPECIAL CHARGES EQUALS OPERATING PROFIT PLUS DEPRECIATION & AMORTIZATION PLUS SPECIAL CHARGES
(2)  EBITDA EXCLUDING SPECIAL CHARGES AS A PERCENTAGE OF NET SALES
(3)  PLEASE REFER TO "BASIS OF PRESENTATION"
(4)  PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
     PERIOD
(5) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX AFFECTED USING A NOTIONAL 38% TAX RATE
(6) TRADE ACCOUNTS RECEIVABLE FROM 3RD PARTIES AND AFFILIATES, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS, PLUS INVENTORIES, LESS TRADE ACCOUNTS PAYABLE TO 3RD PARTIES AND AFFILIATES. EXCLUDING THE EFFECTS OF THE SALE OF RECEIVABLES UNDER THE ASSET SECURITIZATION PROGRAM, TRADE WORKING CAPITAL WOULD HAVE BEEN (EURO)825 MILLION ON MARCH 31, 2002.
(7)  SHORT- AND LONG-TERM DEBT
(8)  TOTAL FINANCIAL DEBT LESS CASH & CASH EQUIVALENTS
(9) EXCLUDING THE CASH RECEIVED FROM THE SALE OF RECEIVABLES UNDER THE ASSET SECURITIZATION PROGRAM, NET FINANCIAL DEBT WOULD HAVE BEEN (EURO)86 MILLION HIGHER ON MARCH 31, 2002
N.M. = NOT MEANINGFUL

PAGE: 4 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
NET SALES                                                                1,182         1,331            -11
  Cost of sales                                                           (994)       (1,133)           -12
-----------------------------------------------------------------------------------------------
GROSS PROFIT                                                               188           198             -5

  Selling, general & administrative expense(1)                            (143)         (144)            -1
  Research & development expense                                           (20)          (23)           -13
  Special charges                                                            0            (1)          -100
  Foreign exchange gain                                                      0             1           -100
  Gain on disposition of assets                                             10             1           >100
-----------------------------------------------------------------------------------------------
OPERATING PROFIT                                                            35            32              9

  Equity in net earnings of affiliates(1)                                    4             4              0
  Interest expense                                                         (17)          (21)           -19
  Interest & other income, net                                              16            17             -6
-----------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES FROM
  CONTINUING OPERATIONS                                                     38            32             19

  Income tax expense                                                       (12)           (6)           100
-----------------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                                         26            26              0

  Gain on disposals of discontinued operations                               0             0              0
-----------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                            26            26              0
-----------------------------------------------------------------------------------------------

  Cumulative effect of change in accounting principle(1)                    10             0
-----------------------------------------------------------------------------------------------
NET EARNINGS                                                                36            26             38
-----------------------------------------------------------------------------------------------
  Adjustment for intangible amortization(1)                                               20
-----------------------------------------------------------------------------------------------
NET EARNINGS ADJUSTED FOR INTANGIBLE AMORTIZATION                           36            46            -22
=============================================================================================================


EARNINGS PER SHARE - BASIC AND DILUTED(2)
                                                                                                       CHG.
(IN (EURO))                                                             Q1 2002       Q1 2001          IN %
=============================================================================================================
  CONTINUING OPERATIONS                                                   0.52          0.52              0
    Discontinued operations                                               0.00          0.00
    Cumulative effect of change in accounting principle(1)                0.20          0.00
-----------------------------------------------------------------------------------------------
  Net earnings                                                            0.72          0.52             38
    Adjustment for intangible amortization(1)                                           0.39
-----------------------------------------------------------------------------------------------
  NET EARNINGS ADJUSTED FOR INTANGIBLE AMORTIZATION                       0.72          0.91            -21

Average shares outstanding (thousands)                                  50,335        50,326              0
=============================================================================================================

(1)  PLEASE REFER TO "BASIS OF PRESENTATION"
(2)  PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE SHARES OUTSTANDING IN EACH
     PERIOD

PAGE: 5 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


DISCUSSION OF OPERATIONS

     In the first quarter of 2002, net sales decreased 11% as compared to the same period in 2001; segment sales decreased 12%. This decline was mainly the result of lower selling prices (-17%), partially offset by favorable currency movements (+3%) and higher volumes (+2%). First-quarter 2001 gross profit included income of (euro)31 million associated with a compensation payment from a carbon monoxide supplier in Singapore. Gross profit in the first quarter 2002 was affected by lower selling prices that outpaced the reduction in raw material costs in the Acetyl Products segment and by lower Acetate Products segment volumes. These effects were partially offset by cost reductions and temporary improvements in the Chemical Intermediates segment.

     SG&A expense was relatively flat, as a (euro)18 million decrease in expense resulting from the implementation of SFAS 142 and benefits from cost reduction programs were offset mainly by an increase in accruals for stock appreciation rights (SARs), an increase in bad debt reserves and currency effects.

     In addition to the gross profit and SG&A effects noted above, operating profit included a gain on disposition of assets of (euro)10 million from the sale of the net assets of InfraServ GmbH & Co. Deponie Knapsack, a wholly owned subsidiary. Net SAR expense was (euro)13 million compared to (euro)5 million in the same quarter last year.

     Interest expense of (euro)17 million in the first quarter of 2002 was
(euro)4 million lower than in the same quarter last year due to a reduction in average total financial debt.

     Interest & other income, net decreased slightly to (euro)16 million as lower dividend and interest income was offset primarily by gains on hedging of foreign currency.

     Income tax expense for the quarter was (euro)12 million based on an effective tax rate of 32%, compared to an effective tax rate of 19%, or (euro)6 million, in the first quarter of 2001. The lower tax rate in 2001 benefited from higher utilization of tax loss carryforwards and income in low tax countries.

     Net earnings adjusted for intangible amortization in the first quarter of 2002 decreased to (euro)36 million, or (euro)0.72 per share, from (euro)46 million, or (euro)0.91 per share in the first quarter of 2001.

PAGE: 6 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


CONSOLIDATED BALANCE SHEETS
                                                                                     MAR 31          DEC 31
IN (EURO)MILLIONS                                                                      2002            2001
=============================================================================================================
ASSETS
CURRENT ASSETS:
  Cash & cash equivalents                                                               40              48
  Receivables, net                                                                   1,210           1,216
  Inventories                                                                          634             639
  Deferred income taxes                                                                 96             102
  Other assets                                                                          36              42
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                 2,016           2,047

  Investments                                                                          512             566
  Property, plant & equipment, net                                                   2,020           2,036
  Deferred income taxes                                                                556             551
  Other assets                                                                         666             693
  Intangible assets, net                                                             1,183           1,171
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                         6,953           7,064
-------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings and current
    installments of long-term debt                                                     238             267
  Accounts payable & accrued liabilities                                             1,382           1,502
  Deferred income taxes                                                                 13              10
  Income taxes payable                                                                 463             458
-------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                            2,096           2,237

  Long-term debt                                                                       675             613
  Deferred income taxes                                                                 57              59
  Other liabilities                                                                  1,847           1,933
  Minority interests                                                                    13              12
  Shareholders' equity                                                               2,265           2,210
-------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           6,953           7,064
=============================================================================================================

     Balance sheet positions were slightly influenced by foreign exchange translations as the Euro weakened versus the U.S. dollar by 1% in the first three months of the year. The decrease in total net receivables of (euro)6 million to (euro)1,210 million resulted from the sale of (euro)86 million in net trade receivables under an asset securitization program. Excluding the effects of this program, trade receivables would have increased due to higher sales in the first quarter and trade working capital would have been (euro)825 million compared with (euro)739 million as reported. Investments decreased by (euro)54 million primarily due to a special dividend of (euro)51 million from the equity investment in Polyplastics Co. Ltd.

PAGE: 7 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


     Accounts payable and accrued liabilities decreased by (euro)120 million, as a result of (euro)34 million in payments for restructuring activities and the timing of payments for other payables. After using the proceeds from the asset securitization program, total financial debt increased by (euro)33 million reflecting higher bank loans, partially offset by a decrease in short-term borrowings from affiliates. Other liabilities decreased by (euro)86 million mainly due to a reduction in environmental reserves of (euro)57 million resulting from the sale of an InfraServ subsidiary.

     There were 50,334,891 shares outstanding as of both March 31, 2002 and December 31, 2001. At the end of the first quarter of 2002, Celanese held 5,580,478 treasury shares in shareholders' equity, close to the maximum of 10% of issued shares that may be held in treasury under German law.

     As of March 31, 2002, Celanese had 11,800 employees, compared to 13,100 a year ago.

     As noted in the following table, net cash inflow from operating activities for the first quarter of 2002 was (euro)26 million versus an outflow of (euro)20 million in the comparable period of 2001, representing an improvement of
(euro)46 million. This increase was primarily due to the collection of (euro)86 million relating to the sale of trade receivables under an asset securitization program, an increase of (euro)54 million in the receipt of dividends, and improved operational management of inventories and payables. These effects were partially offset by changes in receivables and by restructuring payments. An outflow in 2002 resulting from an increase in trade receivables, excluding the effect of the securitization program, was due to the timing of sales in the fourth quarter of 2001 compared to the first quarter of 2002. In 2001, cash receipts were higher relating to collections from insurance carriers. Payments for restructuring totaled (euro)34 million in 2002, compared to (euro)19 million a year earlier.

     Net cash used in investing activities increased by (euro)54 million to
(euro)60 million. This was mainly due to the receipt of (euro)38 million in proceeds from the disposal of a discontinued operation included in the first quarter of 2001. Also, the first quarter of 2002 included a net outflow of
(euro)20 million primarily from the disposition of the net assets of an InfraServ subsidiary, which included cash reserves, fixed assets, and environmental liabilities.

     Net cash provided by financing activities increased by (euro)13 million to
(euro)26 million in the first quarter of 2002 compared to the comparable period last year, reflecting proceeds from higher bank loans. This was partially offset by repayments of short-term borrowings from affiliates.

PAGE: 8 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


CONSOLIDATED STATEMENTS OF CASH FLOWS

IN (EURO)MILLIONS                                                                   Q1 2002         Q1 2001
=============================================================================================================
OPERATING ACTIVITIES OF CONTINUING OPERATIONS:
  Net earnings                                                                          36              26
  Cumulative effect of change in accounting principle                                  (10)              0
  Special charges, net of amounts used                                                 (36)            (19)
  Depreciation & amortization                                                           80             101
  Change in equity of affiliates                                                        58               4
  Deferred income taxes                                                                  8               8
  Gain on sale of businesses and assets                                                (10)              0
  Gain on disposal of discontinued operations                                            0              (1)
  Changes in operating assets and liabilities:
    Receivables, net                                                                   (60)             82
    Sale of trade receivables                                                           86               0
    Inventories                                                                         11             (40)
    Accounts payable, accrued liabilities & other liabilities                         (142)           (172)
    Income taxes payable                                                                 1             (15)
  Other, net                                                                             4               6
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES                                        26             (20)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS:
  Capital expenditure on property plant & equipment                                    (49)            (37)
  Acquisition of businesses & purchase of investments                                    0              (1)
  Outflow on sale of businesses and assets                                             (20)              0
  Proceeds from disposition of businesses and assets                                     0               3
  Proceeds from disposal of discontinued operations                                      0              38
  Proceeds from sale of marketable securities                                          102              72
  Purchase of marketable securities                                                    (96)            (81)
  Other, net                                                                             3               0
-------------------------------------------------------------------------------------------------------------
NET CASH USED BY INVESTING ACTIVITIES                                                  (60)             (6)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS:
  Short-term borrowings, net                                                           (30)             12
  Proceeds from long-term debt                                                          56               1
  Payments of long-term debt                                                             0               0
  Dividend payments                                                                      0               0
  Other, net                                                                             0               0
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                               26              13

  Exchange rate effects on cash                                                          0               0
-------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH & CASH EQUIVALENTS                                                 (8)            (13)
-------------------------------------------------------------------------------------------------------------

Cash & cash equivalents at beginning of year                                            48              24
-------------------------------------------------------------------------------------------------------------
Cash & cash equivalents at end of period                                                40              11
=============================================================================================================

PAGE: 9 OF 19                                                  [ LOGO ] CELANESE
DATE: April 29, 2002


SEGMENT PERFORMANCE


SEGMENT NET SALES
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                          473           576            -18
  Chemical Intermediates                                                   248           283            -12
  Acetate Products                                                         169           180             -6
  Technical Polymers Ticona                                                202           214             -6
  Performance Products                                                     114           112              2
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                            1,206         1,365            -12
  Other activities                                                          19            13             46
  Intersegment eliminations                                                (43)          (47)            -9
-----------------------------------------------------------------------------------------------
TOTAL                                                                    1,182         1,331            -11
=============================================================================================================


FACTORS AFFECTING FIRST-QUARTER SEGMENT SALES

IN PERCENT                                             VOLUME      PRICE    CURRENCY      OTHER       TOTAL
=============================================================================================================
  Acetyl Products                                           9        -30           3          0         -18
  Chemical Intermediates                                    3        -18           3          0         -12
  Acetate Products                                        -11          0           5          0          -6
  Technical Polymers Ticona                                -7         -2           3          0          -6
  Performance Products                                      5         -2          -1          0           2
  SEGMENT TOTAL                                             2        -17           3          0         -12
=============================================================================================================


SEGMENT EBITDA EXCLUDING SPECIAL CHARGES
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                           44            73            -40
  Chemical Intermediates                                                    21             1           >100
  Acetate Products                                                          13            21            -38
  Technical Polymers Ticona                                                 28            30             -7
  Performance Products                                                      20            21             -5
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                              126           146            -14
  Other activities                                                         (11)          (12)          N.M.
-----------------------------------------------------------------------------------------------
TOTAL                                                                      115           134            -14
=============================================================================================================

PAGE: 10 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


SEGMENT SUMMARIES


ACETYL PRODUCTS
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
Net sales                                                                  473           576            -18
EBITDA excluding special charges                                            44            73            -40
EBITDA MARGIN                                                              9.3%         12.7%
Operating profit                                                            16            35            -54
Depreciation                                                                28            30             -7
Amortization                                                                 0             8           -100
Capital expenditures                                                         9             8             13
=============================================================================================================

     In Acetyl Products, first quarter net sales decreased by 18% to (euro)473 million from the comparable period last year due to sharply lower pricing (-30%), which was partially offset by higher volumes (+9%) and favorable currency effects (+3%).

     Reductions in hydrocarbon costs, mainly natural gas and ethylene, put pressure on selling prices for acetic acid and vinyl acetate. Volumes increased in acetic acid and vinyl acetate monomer primarily in Asia where production levels in Singapore were also higher.

     EBITDA excluding special charges declined from (euro)73 million to (euro)44 million. The first quarter of 2001 included income of (euro)31 million associated with a compensation payment from a carbon monoxide supplier in Singapore. Significantly lower selling prices were mostly offset by increased sales volumes and cost savings achieved through restructuring initiatives and other efforts. Compared to the fourth quarter of 2001, the EBITDA margin increased from 5.5% to 9.3% due to higher volumes and cost reductions.


CHEMICAL INTERMEDIATES
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
Net sales                                                                  248           283            -12
EBITDA excluding special charges                                            21             1           >100
EBITDA MARGIN                                                              8.5%          0.4%
Operating profit (loss)                                                      7           (18)          N.M.
Depreciation                                                                14            15             -7
Amortization                                                                 0             4           -100
Capital expenditures                                                        10             6             67
=============================================================================================================

    In the first quarter of 2002, net sales of Chemical Intermediates decreased

PAGE: 11 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


by 12% to (euro)248 million due to lower pricing (-18%), partially offset by higher volumes (+3%) and favorable currency movements (+3%).

     Pricing declined for most products, including acrylic acid, butanol and butyl acrylate, reflecting continued market pressure and pass through of lower raw material costs primarily propylene. Volumes rose slightly in acrylates, while oxo and specialties volumes remained flat.

     EBITDA excluding special charges increased substantially to (euro)21 million from (euro)1 million as oxo and specialty products benefited from lower raw material and energy costs. Margin improvements in oxo products benefited from temporarily tight market conditions which were partially offset by continued margin erosion in acrylates. Cost reductions, including restructuring initiatives, contributed to the improved profitability.


ACETATE PRODUCTS
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
Net sales                                                                  169           180             -6
EBITDA excluding special charges                                            13            21            -38
EBITDA MARGIN                                                              7.7%         11.7%
Operating profit (loss)                                                     (3)            3           N.M.
Depreciation                                                                16            15              7
Amortization                                                                 0             2           -100
Capital expenditures                                                         5             7            -29
=============================================================================================================

     Acetate Products net sales in the first quarter of 2002 decreased 6% to
(euro)169 million compared to the first quarter of 2001 reflecting lower volumes (-11%) partially offset by favorable currency movements (+5%). Pricing remained on last year's level.

     Acetate filament volumes continued to decline in the first quarter of 2002 and were substantially lower compared to the same period last year. The reduced filament volume resulted from a weaker U.S. textile industry demand, increasing competition in Asia and further inter-fiber substitution. Sales of acetate tow, which represent the majority of segment sales, were slightly lower due to delayed timing of some tow shipments into the second quarter.

     EBITDA excluding special charges decreased by (euro)8 million to (euro)13 million primarily due to lower filament volume.

PAGE: 12 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


TECHNICAL POLYMERS TICONA
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
Net sales                                                                  202           214             -6
EBITDA excluding special charges                                            28            30             -7
EBITDA MARGIN                                                             13.9%         14.0%
Operating profit                                                            14            12             17
Depreciation   (                                                            13            13              0
Amortization                                                                 1             5            -80
Capital expenditures                                                        21            12             75
=============================================================================================================

     Net sales for Ticona declined by 6% to (euro)202 million compared to the first quarter of last year, primarily due to lower volumes (-7%) and lower average selling prices (-2%), which were partially offset by favorable currency movements (+3%). Compared to the fourth quarter of 2001, sales increased by 20%.

     The year-on-year drop in demand was largely the result of the downturn in the global telecommunications market and weakening in the European automotive industry. However, when compared to the fourth quarter of 2001, sales volumes improved significantly, mainly due to increased sales into consumer durables and U.S. automotive applications. Demand from the global telecommunications industry remained at a low level. Average selling prices decreased slightly versus the comparable period in the prior year as a result of increased competition and imports from Asia.

     EBITDA excluding special charges decreased 7% to (euro)28 million from the same quarter last year as a result of lower volumes and pricing, which were partially offset by lower raw material and energy costs. EBITDA excluding special charges increased substantially from breakeven in the fourth quarter of 2001.

    Capital expenditures increased by (euro)9 million mainly associated with the construction of the new GUR(R) ultra high molecular weight polyethylene plant at Bishop, Texas, scheduled to start up in the third quarter of this year.

PAGE: 13 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


PERFORMANCE PRODUCTS
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
Net sales                                                                  114           112              2
EBITDA excluding special charges                                            20            21             -5
EBITDA MARGIN                                                             17.5%         18.8%
Operating profit                                                            13            13              0
Depreciation                                                                 7             7              0
Amortization                                                                 0             1           -100
Capital expenditures                                                         2             4            -50
=============================================================================================================

     Performance Products net sales rose 2% to (euro)114 million on higher volumes (+5%), partially offset by lower selling prices (-2%) and unfavorable currency fluctuations (-1%).

     Nutrinova sales remained at the same level as last year, while Trespaphan OPP film sales rose on higher overall demand and additional business in Asia, which was partially offset by lower pricing.

     EBITDA excluding special charges for the segment remained relatively flat.


OTHER ACTIVITIES

     Net sales of Other Activities increased by (euro)6 million to (euro)19 million in the first quarter of 2002 reflecting higher third-party sales by the captive insurance companies, which were partially offset by a decrease in sales by Celanese Ventures GmbH.

     EBITDA excluding special charges improved slightly to a loss of (euro)11 million, as a gain of (euro)10 million on the sale of an InfraServ subsidiary offset an increase in SAR accruals and systems development costs.

PAGE: 14 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 200


OUTLOOK


     Following the solid start to the year, we now expect first-half 2002 EBITDA excluding special charges to be stronger than the second half of last year and our previous guidance.

     Rising raw material costs, reduced re-stocking effects and plant maintenance turnarounds are expected to pressure second quarter results. We expect second-half EBITDA excluding special charges to be somewhat higher than in the first half based on an improving economy and on increasing cost savings from restructuring and other initiatives.

     Assuming reduced volatility in hydrocarbon costs and further gradual firming in end-use demand for most of our products, we expect full-year 2002 EBITDA excluding special charges to approximate last year's level of (euro)420 million.




    THE BOARD OF MANAGEMENT
    Kronberg/Ts.
    April 29, 2002

PAGE: 15 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


SUPPLEMENTAL INFORMATION


SEGMENT OPERATING PROFIT
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                           16            35            -54
  Chemical Intermediates                                                     7           (18)          N.M.
  Acetate Products                                                          (3)            3           N.M.
  Technical Polymers Ticona                                                 14            12             17
  Performance Products                                                      13            13              0
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                               47            45              4
  Other activities                                                         (12)          (13)          N.M.
-----------------------------------------------------------------------------------------------
TOTAL                                                                       35            32              9
=============================================================================================================


SPECIAL (CHARGES) IN OPERATING PROFIT
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                            0             0              0
  Chemical Intermediates                                                     0             0              0
  Acetate Products                                                           0            (1)          -100
  Technical Polymers Ticona                                                  0             0              0
  Performance Products                                                       0             0              0
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                                0            (1)          -100
  Other activities                                                           0             0              0
-----------------------------------------------------------------------------------------------
TOTAL                                                                        0            (1)          -100
=============================================================================================================


CAPITAL EXPENDITURES
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                            9             8             13
  Chemical Intermediates                                                    10             6             67
  Acetate Products                                                           5             7            -29
  Technical Polymers Ticona                                                 21            12             75
  Performance Products                                                       2             4            -50
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                               47            37             27
  Other activities                                                           2             0           N.M.
-----------------------------------------------------------------------------------------------
TOTAL                                                                       49            37             32
=============================================================================================================

PAGE: 16 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


DEPRECIATION
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                           28            30             -7
  Chemical Intermediates                                                    14            15             -7
  Acetate Products                                                          16            15              7
  Technical Polymers Ticona                                                 13            13              0
  Performance Products                                                       7             7              0
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                               78            80             -3
  Other activities                                                           1             1              0
-----------------------------------------------------------------------------------------------
TOTAL                                                                       79            81             -2
=============================================================================================================


AMORTIZATION
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                            0             8           -100
  Chemical Intermediates                                                     0             4           -100
  Acetate Products                                                           0             2           -100
  Technical Polymers Ticona                                                  1             5            -80
  Performance Products                                                       0             1           -100
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                                1            20            -95
  Other activities                                                           0             0              0
-----------------------------------------------------------------------------------------------
TOTAL                                                                        1            20            -95
=============================================================================================================


STOCK APPRECIATION RIGHTS (EXPENSE)
                                                                                                       CHG.
IN (EURO)MILLIONS                                                       Q1 2002       Q1 2001          IN %
=============================================================================================================
  Acetyl Products                                                           (2)           (1)           100
  Chemical Intermediates                                                    (2)           (1)           100
  Acetate Products                                                          (1)            0           N.M.
  Technical Polymers Ticona                                                 (3)           (1)          >100
  Performance Products                                                      (1)            0           N.M.
-----------------------------------------------------------------------------------------------
SEGMENT TOTAL                                                               (9)           (3)          >100
  Other activities                                                          (4)           (2)           100
-----------------------------------------------------------------------------------------------
TOTAL                                                                      (13)           (5)          >100
=============================================================================================================

PAGE: 17 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


2001 PRO FORMA AND ADJUSTED EARNINGS PER SHARE(1,2)

IN EUROS                                              Q1 2001    Q2 2001     Q3 2001    Q4 2001     FY 2001
=============================================================================================================
EPS from continuing operations                          0.52       0.20       (0.08)     (8.46)      (7.83)
ADJUSTMENTS TO EPS:
  SPECIAL CHARGES NET OF TAX(3)                         0.01      (0.01)       0.00       3.30        3.30
  SPECIAL CHARGES GOODWILL IMPAIRMENT(4)                                                  5.21        5.21
  ONE-TIME TAX BENEFIT(5)                                                                (0.91)      (0.91)
  ADJUSTMENT FOR INTANGIBLE AMORTIZATION(1)             0.39       0.44        0.48       0.43        1.75
-------------------------------------------------------------------------------------------------------------
EPS FROM CONTINUING OPS. EXCL. SPECIAL ITEMS
  AND ADJUSTED FOR INTANGIBLE AMORTIZATION              0.92       0.63        0.40      (0.43)       1.52

EPS from continuing & discontinued operations
  adjusted for intangible amortization                  0.91       0.68        0.40      (7.89)      (5.90)

Average shares outstanding (thousands)                50,326     50,331      50,335     50,335      50,332
=============================================================================================================
(1)  PLEASE SEE "BASIS OF PRESENTATION"
(2)  EPS ARE CALCULATED FOR EACH PERIOD BASED ON WEIGHTED AVERAGE SHARES
     OUTSTANDING
(3)  SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT TAX AFFECTED USING A NOTIONAL
     38% TAX RATE
(4)  NON-TAX DEDUCTIBLE GOODWILL IMPAIRMENT TAX AFFECTED USING A 0% TAX RATE
(5)  ONE-TIME TAX BENEFIT DUE TO AN ADJUSTMENT OF VALUATION ALLOWANCES IN
     GERMANY


ADDITIONAL INFORMATION
                                                                                                       CHG.
                                                                        Q1 2002       Q1 2001          IN %
=============================================================================================================
EPS FROM CONTINUING OPS. EXCL. SPECIAL ITEMS
  AND ADJUSTED FOR INTANGIBLE AMORTIZATION
    IN(EURO)PER SHARE                                                     0.52          0.92            -43
    IN $ PER SHARE(1)                                                     0.45

EXCHANGE RATES ((EURO)/$):
  Period ending rate                                                     1.146
  Average rate                                                           1.141         1.083              5
=============================================================================================================

(1) CALCULATED FOR CONVENIENCE FROM THE UNDERLYING EURO DATA AT THE PERIOD-ENDING EXCHANGE RATE

PAGE: 18 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


FOOTNOTES

     RESULTS UNAUDITED: THE FOREGOING RESULTS, TOGETHER WITH THE ADJUSTMENTS MADE TO PRESENT THE RESULTS ON A COMPARABLE BASIS, HAVE NOT BEEN AUDITED AND ARE BASED ON THE INTERNAL FINANCIAL DATA FURNISHED TO MANAGEMENT. ADDITIONALLY, THE QUARTERLY RESULTS SHOULD NOT BE TAKEN AS AN INDICATION OF THE RESULTS OF OPERATIONS TO BE REPORTED BY CELANESE FOR ANY SUBSEQUENT PERIOD OR FOR THE FULL FISCAL YEAR.
     RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: THE FOREGOING RESULTS EXCLUDE OPERATIONS WHICH HAVE BEEN DISCONTINUED. THE RESULTS OF THESE BUSINESSES ARE REFLECTED IN THE INTERIM BALANCE SHEETS, INCOME STATEMENTS AND STATEMENTS OF CASH FLOWS AS DISCONTINUED OPERATIONS.
     FORWARD-LOOKING STATEMENTS: ANY STATEMENTS CONTAINED IN THIS REPORT THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AS DEFINED IN THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. WORDS SUCH AS "ANTICIPATE", "BELIEVE", "ESTIMATE", "INTEND", "MAY", "WILL", "EXPECT", "PLAN" AND "PROJECT" AND SIMILAR EXPRESSIONS AS THEY RELATE TO CELANESE OR ITS MANAGEMENT ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS IN THIS REPORT ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS. IMPORTANT FACTORS INCLUDE, AMONG OTHERS, CHANGES IN GENERAL ECONOMIC, BUSINESS AND POLITICAL CONDITIONS, FLUCTUATING EXCHANGE RATES, THE LENGTH AND DEPTH OF PRODUCT AND INDUSTRY BUSINESS CYCLES, CHANGES IN THE PRICE AND AVAILABILITY OF RAW MATERIALS, ACTIONS WHICH MAY BE TAKEN BY COMPETITORS, APPLICATION OF NEW OR CHANGED ACCOUNTING STANDARDS OR OTHER GOVERNMENT AGENCY REGULATIONS, THE IMPACT OF TAX LEGISLATION AND REGULATIONS IN JURISDICTIONS IN WHICH CELANESE OPERATES, THE TIMING AND RATE AT WHICH TAX CREDITS AND LOSS CARRYFORWARDS CAN BE UTILIZED, CHANGES IN THE DEGREE OF PATENT AND OTHER LEGAL PROTECTION AFFORDED TO CELANESE'S PRODUCTS, POTENTIAL DISRUPTION OR INTERRUPTION OF PRODUCTION DUE TO ACCIDENTS OR OTHER UNFORESEEN EVENTS, DELAYS IN THE CONSTRUCTION OF FACILITIES, POTENTIAL LIABILITY FOR REMEDIAL ACTIONS UNDER EXISTING OR FUTURE ENVIRONMENTAL REGULATIONS AND POTENTIAL LIABILITY RESULTING FROM PENDING OR FUTURE LITIGATION, AND OTHER FACTORS DISCUSSED ABOVE. MANY OF THE FACTORS ARE MACROECONOMIC IN NATURE AND ARE THEREFORE BEYOND THE CONTROL OF MANAGEMENT. THE FACTORS THAT COULD AFFECT CELANESE'S FUTURE FINANCIAL RESULTS ARE DISCUSSED MORE FULLY IN ITS FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED WITH THE SEC ON MARCH 7, 2002. CELANESE AG DOES NOT ASSUME ANY OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES.

PAGE: 19 OF 19                                                 [ LOGO ] CELANESE
DATE: April 29, 2002


UPCOMING EVENTS

May 15, 2002              Annual General Meeting, Oberhausen
July 30, 2002             Second quarter 2002 results
September 10, 2002        Analyst conference, London
October 29, 2002          Third quarter 2002 results



INVESTOR RELATIONS

Michael Oberste-Wilms
Phone:  +49 69 305 83199        Fax:  +49 69 305 83195
M.Oberste-Wilms@Celanese.com

Andrea Stine
Phone:  +1 908 522 7784         Fax:  +1 908 522 7583
A.Stine@Celanese.com